Exhibit 99.4

NICE Presents Best Practices to Accelerate Leadership in CX Agility and Empower
Exceptional Experiences

Virtual events enable businesses to deliver superior service via complexity-free cloud migration, deeper automation-driven operational intelligence and improved coaching via analytics and workforce management

Hoboken, N.J., February 4, 2021 – NICE (Nasdaq: NICE) today announced new online events showcasing strategies for ensuring exceptional experiences by empowering leadership in CX agility. With unprecedented change impacting businesses globally, agility in adapting to dynamically shifting needs and demands is critical. NICE’s new series provides businesses with avenues for leading in CX agility through the right mix of people, processes and technologies and therefore deliver on the promise of exceptional customer service. Complexity-free migration to the cloud, methods for driving deeper operational efficiencies through intelligent automation, automated quality management and ways to improve employee engagement via AI-driven workforce management are just some of the topics to be covered in the sessions.

Joining NICE’s thought leadership-driven virtual events will be leading analysts including Aberdeen, Forrester, Opus Research and DMG. Key events include:

•	February 11, 2021: "The Total Economic ImpactTM of NICE Enlighten and Nexidia Solutions" by Kris Peterson, Consultant, Forrester.
•
February 18, 2021: Omer Minkara, VP and Principal Analyst, Aberdeen, will discuss how to "Decomplicate Your Cloud Migration: How to Minimize the Complexities of Migrating Your Contact Center from On-Prem to the Cloud.”

•	March 4, 2021: "How Quality Management Improves Coaching” by Donna Fluss, President, DMG Consulting LLC.
•	March 11, 2021: Dan Miller, Lead Analyst and Founder, and Derek Top, Research Director, Opus Research, will explain “How Contact Centers Are Adapting to New Threats and Challenges.”
Eran Liron, Executive Vice President, Marketing & Corporate Development, said, “Transformations that were considered strategic are today understood to be critical. With so much change in the current business environment, the companies that lead in CX agility are those that will stay at the top. Our online events present organizations with a myriad of opportunities to incorporate CX agility into the fabric of their business to rapidly meet customer needs and market demands while also engaging employees and driving a solid bottom line.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.